October 15, 2020

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-6010

Attention: Liz Packebusch

Re:	Golden Minerals Company Registration Statement on Form S-3, filed October 1, 2020 File No. 333-249210

Dear Ms. Packebusch:

Pursuant to Rules 460 and 461 of the Securities Act of 1933, as amended, Golden Minerals Company (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it may become effective at 2:00 p.m. Eastern Standard Time on Monday, October 19, 2020, or as soon thereafter as practicable.

Please advise Brian Boonstra of Davis Graham & Stubbs LLP at (303) 892-7348 when the order declaring the Registration Statement effective is signed.

Sincerely,

/s/ Robert P. Vogels

Robert P. Vogels
Senior Vice President and Chief Financial Officer

cc:	Warren Rehn Brian Boonstra